Exhibit (a)(1)

60 EAST 42ND ST. ASSOCIATES L.L.C.

C/O MALKIN HOLDINGS LLC

ONE GRAND CENTRAL PLACE

60 EAST 42ND STREET

NEW YORK, NEW YORK 10165

TELEPHONE: (212) 687-8700

TELECOPIER: (212) 986-7679

December 20, 2012

To Participants in 60 East 42nd St. Associates L.LC. (“Associates”):

We are writing to advise you that a tender offer (the “Offer”) for your participation interests ("Units") in Associates has been commenced by MPF Northstar Fund 2, LP, MPF Income Fund 26, LLC, MPF Income Fund 18, LLC, MPF Flagship Fund 14, LLC, MacKenzie Flagship Fund 15, LLC, MPF Dewaay Premier Fund 2, LLC, MPF Dewaay Premier Fund 4, LLC, MPF Flagship Fund 13, LLC, MPF Flagship Fund 10, LLC, MPF Blue Ridge Fund I, LLC, which are affiliated with MacKenzie Capital Management, LP (collectively, the “Offeror”), pursuant to which the Offeror has offered to purchase up to 40 original $10,000 Units in Associates for $140,000 per Unit.

The Offer is under consideration by Malkin Holdings LLC (the “supervisor”). On or before January 2, 2013, Associates will advise you of: (i) whether the supervisor (a) recommends acceptance or rejection of the Offer; (b) expresses no opinion and remains neutral toward the Offer; or (c) is unable to take a position with respect to the Offer; and (ii) the reasons for the position taken by the supervisor with respect to the Offer (including the inability to take a position).

MacKenzie Capital Management, LP is not affiliated with the supervisor or MacKenzie Partners Inc., which is assisting the supervisor in connection with the solicitation of consents with respect to the proposed consolidation transaction.

The supervisor requests that you defer making a determination whether to accept or reject the Offer until the supervisor advises you of its position with respect to the Offer.

Very truly yours,

60 East 42nd St. Associates L.L.C.

By: Malkin Holdings LLC

By:		By:
	Peter L. Malkin, Chairman		Anthony E. Malkin, President